November 12, 2010

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Kathleen Collins; Accounting Branch Chief

Re:	Macrosolve, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed March 30, 2010
Forms 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010 Filed May 7, 2010 and August 6, 2010, respectively
File No. 333-150332

Dear Ms. Collins:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated October 19, 2010 (the “Comment Letter”) relating to Macrosolve, Inc. (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31 2009 Item 9A(T). Controls and Procedures, page 20

1.           It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009. In this regard, your disclosures on page 21 indicate that the company has not been required to file an annual report pursuant to Section 13(a) or 15(d) of the Exchange Act or an annual report with the Commission for the prior fiscal year, however, it appears that you did meet such filing requirements as of December 31, 2009. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

●
the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

●
the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section I 3(a) or 15(d) of the Securities Exchange Act of 1434 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.govIrules/interp/2007/33-  8810.0dfi and

●	the "Sarbanes-Oxley Section 404 – A Guide. for Small Business" brochure at: (http://www.sec.gov/infoismallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the Company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisionslcorpfiniguidance/regskinterp.htm.

2.          In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

3.          Revise to disclose any change in the company's internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting We refer you to Item 308T(b) of Regulation S-K.

The Company performed an evaluation as of December 31, 2009.  Please find attached as Exhibit A the revised disclosure that Company plans to file in an amended Form 10-K.  There are no changes to the Company’s internal control over financial reporting during the 2009 fiscal year’s fourth quarter that materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Exhibits

4.          We note that the Company filed a Form S-8 on October 2009. Tell us what consideration your independent auditors gave to including their consents in the company's Form 10-K for incorporation of their audit opinions to the open registration statement.

Please find attached as Exhibit B the auditor’s consent that Company plans to file in an amended Form 10-K.

Form 10-Q for the Quarters Ended March 31, 2010 and June 30. 2010

Item 4T. Controls and Procedures, page 14.

5.          We note your CEO and CFO concluded that your disclosure controls and procedures were "effective as of June 30, 2010 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms." Please revise to clarify, if true, that your officers concluded your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either (1) provide the entire definition or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Please revise accordingly.

Please find attached as Exhibit C the revised disclosure that Company plans to file in future filings.

Exhibit 31.1 and 31.2

6.          We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise the certifications included in your March 31, 2010 Form 10-Q to include the introductory language of paragraph 4 and the language of paragraph 4(h) of Item 601 (b)(3 1) of Regulation S-K,

The Company will file certifications that follow the format used in the Form 10-Q filed on November 8, 2010.

Sincerely,

/s/ Peter DiChiara

EXHIBIT A

ITEM 9A. CONTROLS AND PROCEDURES.

Management’s Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal accounting and financial officer), and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

● pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

● provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

● provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We have assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth in the Internal Control over Financial Reporting—Guidance for Smaller Reporting Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believed that, as of December 31, 2009, our internal control over financial reporting is effective at a reasonable assurance level based on these criteria.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission.

Disclosure controls are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Evaluation of Disclosure Controls and Procedures

Based on our initial assessment, our principal executive officer and principal financial officer believed that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year ended December 31, 2009 were effective based on their evaluation.  Subsequent to the filing of our Annual Report on Form 10-K, we became aware that we inadvertently failed to include our management’s report on internal control over financial reporting with the Annual Report on Form 10-K.  Solely as a result of this omission, our principal executive officer and principal financial officer have now concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year ended December 31, 2009 were ineffective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act are (i) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

EXHIBIT B

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this amended Registration Statement on Form S-8, Registration No. 333-162426, of Macrosolve, Inc. of our report dated March 30, 2010, relating to our audit of the financial statements, included in and incorporated by reference in the Annual Report on Form 10-K of Macrosolve, Inc. for the year ended December 31, 2009.  Our report dated March 30, 2010, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/ Hood Sutton Robinson & Freeman CPAs, P.C.
Certified Public Accountants
March 30, 2010

EXHIBIT C

Management’s Evaluation of Disclosure Controls and Procedures

We have adopted and maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods required under the SEC’s rules and forms and that the information is gathered and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate, to allow for timely decisions regarding required disclosure.

As required by SEC Rule 15d-15(b), our Chief Executive Officer and Chief Financial Officer carried out an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 15d-14 as of the end of the period covered by this report. Based on the foregoing evaluation, they have concluded that our disclosure controls and procedures are not effective in timely alerting them to material information required to be included in our periodic SEC filings and to ensure that information required to be disclosed in our periodic SEC filings is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure about our internal control over financial reporting.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our  internal control over financial reporting.

EXHIBIT D

November 10, 2010

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Kathleen Collins; Accounting Branch Chief

Re:	Macrosolve, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed March 30, 2010
Forms 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010 Filed May 7, 2010 and August 6, 2010, respectively
File No. 333-150332

Dear Ms. Collins:

In connection with the response to  the comments of the Staff (the “Staff”) as set forth in its letter dated October 19, 2010 (the “Comment Letter”) relating to Macrosolve, Inc. (the “Company”), the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Macrosolve, Inc.

/s/ Clint Parr
Clint Parr
President and Chief Executive Officer